CERTIFICATE OF TRUST

Angel Oak Dynamic Financial Strategies Income Term Trust

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) in order to form a statutory trust and sets forth the following:

FIRST: The name of the statutory trust formed by the filing of this Certificate of Trust is Angel Oak Dynamic Financial Strategies Income Term Trust (the “Statutory Trust”).

SECOND: The business address of the Registered Agent and Registered Office of the Statutory Trust is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the Registered Agent of the Statutory Trust for service of process at such location is The Corporation Trust Company.

THIRD: This Certificate shall be effective immediately upon filing.

FOURTH: The Statutory Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of beneficial interests.

FIFTH: The trustees of the Statutory Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Statutory Trust, has duly executed this Certificate of Trust as of this 23rd day of October, 2019.

/s/ Sreeniwas V. Prabhu
Sreeniwas V. Prabhu, Sole Trustee